UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549	SEC FILE NUMBER 000-56370 CUSIP NUMBER 87901L100

 FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2024

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

For the Transition Period Ended: _________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

TEGO CYBER INC.
Full Name of Registrant

Former Name if Applicable

8565 S Eastern Avenue, Suite 150
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89123
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tego Cyber Inc. (the “Registrant”) is unable to file its Form 10-Q for the period ended September 30, 2024 (the “Form 10-Q) within the prescribed time period without unreasonable effort or expense because the Registrant’s independent registered public accounting firm is in the process of completing the audit of the financial statements for the year ended June 30, 2024 and review of the financial statements for the quarterly period ended September 30, 2024. As a result, the Registrant will need additional time to complete its audit for the year ended June 30, 2024 and in order to permit the Registrant’s independent registered public accounting firm to complete its review of the condensed financial statements included in the Form 10-Q. The Company anticipates that the audit for year ended June 30, 2024 will be completed by December 6, 2024.

While the Registrant intends to file the Form 10-Q as soon as practicable, the Registrant has determined that it will not be able to file its Form 10-Q within the five-day extension period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended, without unreasonable effort or expense as discussed above.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert Mikkelsen	855	939-0100
(Name)	(Area Code)	(Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes  ☐    No  ☒

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes  ☐    No  ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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TEGO CYBER INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

TEGO CYBER INC.

Date: November 14, 2024	By:	/s/ Robert Mikkelsen
Robert Mikkelsen
Chief Executive Officer

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